October 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gregory Herbers

Re:	PepperLime Health Acquisition Corporation Registration Statement on Form S-1 (File No. 333-259861) Request for Acceleration of Effective Date

Dear Mr. Herbers:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PepperLime Health Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-l (File No. 333-259861) (the “Registration Statement”). The Company respectfully requests that the Registration Statement becomes effective 4:00 p.m., Eastern Time, on October 14, 2021 (the “Effective Date”), or as soon as possible thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Freshfields Bruckhaus Deringer US LLP, by calling Sarah K. Solum, at (650) 575-3591.

Sincerely,

PepperLime Health Acquisition Corporation

By:	/s/ Eran Pilovsky
Eran Pilovsky
Chief Financial Officer

cc: cc:

PepperLime Health Acquisition Corporation

Ramzi Haidamus

Freshfields Bruckhaus Deringer US LLP

Sarah K. Solum, Esq.

Valerie Ford Jacob, Esq.

Andrea Merediz Basham, Esq.

Sebastian L. Fain, Esq.

DLA Piper LLP (US)

Curtis L. Mo, Esq.